FORD Motor Company

Proposal #6: Lobbying Expenditures Disclosure

Summary

●	Through the Climate Action 100+ initiative, over 300 investors managing $33.4 trillion are asking companies to align their lobbying with the goals of the Paris Agreement.
●	FORD’s current disclosures on lobbying are not best practice.
●	The lobbying of FORD’s trade association seeking to weaken the existing fuel economy (CAFE)/GHG vehicle standards is misaligned with the Paris Agreement’s goals and the company’s own stated positions.

Resolution

RESOLVED, the shareholders of FORD Motor Company (“FORD”) request the preparation of a report, updated annually, disclosing:

  Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
  Payments by FORD used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
  Description of management’s decision-making process and the Board’s oversight for making payments described above.

 For purposes of this proposal, a “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which FORD is a member.

Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.

The report shall be presented to the Governance and Corporate Responsibility Committee and posted on FORD’s website.

Rationale details

This proposal aligns with one of three central pillars of the Climate Action 100+ agenda, to “Implement a strong governance framework which clearly articulates the board’s accountability and oversight of climate change.” Specifically, investors are asking all focus companies: “Has the board developed monitoring systems to ensure consistency between its policy positioning (including those of trade associations it belongs too) and implementation of the objectives of the Paris Agreement at global, regional, national and sub-national levels?”

There is broad international support for lobbying transparency. The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.1 In May 2018, the Principles for Responsible Investment (PRI) launched a new guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with a company positions.2 In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7, sent letters to 55 large European companies, stating that lobbying on climate issues should be evaluated, managed and reported on transparently and noting it was unacceptable that companies counteract ambitious climate policy, either directly or through their trade associations.3 The OECD’s Principles for Transparency and Integrity in Lobbying find that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.4

As a signatory to the Global Reporting Initiative (GRI), FORD uses GRI’s standards to help guide its sustainability reporting;5 accordingly, it should be reporting significant lobbying and public policy issues. GRI Standard 415: Public Policy6 “addresses the topic of public policy. This includes an organization’s participation in the development of public policy, through activities such as lobbying and making financial or in-kind contributions to political parties, politicians, or causes.” Under GRI Standard 415, a company “should report: (1) the significant issues that are the focus of its participation in public policy development and lobbying; and (2) the company’s stance on these issues, and any differences between its lobbying positions and any stated policies, goals, or other public positions.” This means that FORD should be disclosing the significant issues it lobbies on and any differences between its lobbying positions and its stated polices, goals and public positions. FORD’s current GRI reporting for Standard 4157 fails to disclose the significant issues that FORD lobbies on and any differences between its lobbying positions and public positions.

1 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

2 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

3 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 28, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

4 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm

5 https://corporate.FORD.com/microsites/sustainability-report-2017-18/doc/sr17-gri.pdf

6 https://www.globalreporting.org/standards/gri-standards-download-center/gri-415-public-policy-2016/

7 GRI 415: PUBLIC POLICY 2016, p. 30. https://corporate.FORD.com/microsites/sustainability-report-2017-18/doc/sr17-gri.pdf

FORD offers very little disclosure of how the company lobbies on legislation and regulations both directly and indirectly. In the last decade investors have been urging increased disclosure and transparency by companies of their lobbying activities, oversight and expenditures. During the 2018 proxy season, over 50 companies received shareholder resolutions asking for lobbying disclosure. This led to increased discussion by boards and many companies adding an expanded lobbying disclosure section to their websites. In the last two years companies and investors have forged agreements for expanded disclosure that led to the resolution being withdrawn (e.g., Verizon, IBM, JPMorgan, AT&T and ConocoPhillips). Further, the issue of company lobbying and its relationship to climate change related laws and regulations is an increasingly important issue for investors. Investors who are part of the Climate Action 100+ initiative have raised the issue of climate related lobbying with over 160 companies with high greenhouse gas emissions. This has resulted in positive movement by companies.  For example, Royal Dutch Shell has agreed to align its own lobbying with the goals of the Paris Accord and to evaluate trade associations they support using the same standard. Other companies will soon be following suit. In addition, FORD has a poor record on disclosure on political spending with a Zicklin index rating, from the Center for Political Accountability, of 21 - putting them in the bottom quartile of companies reporting.

FORD spent $47.2 million from 2010 - 2018 on federal lobbying (opensecrets.org). This figure does not include lobbying expenditures to influence legislation in states, where FORD also lobbies but disclosure is uneven or absent. For example, FORD spent $3,227,295 on lobbying in California from 2010 - 2018. FORD's lobbying regarding fuel economy standards has attracted unfavorable media scrutiny ("The Stunning Hypocrisy of U.S. Automakers," Nexus Media, May 8, 2018). It has also been the target of activist campaigns.8 While FORD has made positive statements regarding the CAFE standards, and, to its credit, has been seeking a compromise solution with California, its lack of full disclosure regarding its lobbying activities creates reputational risk.

FORD sits on the board of the Chamber of Commerce, which has spent more than $1.5 billion on lobbying since 1998, belongs to the Business Roundtable, which is lobbying against the right of shareholders to file resolutions, and is a member of the Alliance of Automobile Manufacturers (“the Alliance”), which spent over $16.3 million on lobbying for 2017 and 2018. FORD does not disclose its memberships in, or payments to, trade associations, or the amounts used for lobbying.

8 For example, an op-ed in The Hill with Public Citizen that called FORD a hypocrite; a letter signed by hundreds of health professionals calling on FORD to stop lobbying for dirtier vehicles; petition delivery event in Detroit with Public Citizen, Greenpeace, and Care2, where a quarter million petition signatures were delivered to FORD;  and a widely promoted Model T ad equating the fuel economies of vehicles under the proposed rollback with that of the Model T’s.

We are concerned that FORD's lack of lobbying disclosure presents significant reputational risk when positions taken by trade associations contradict the company's own public positions. For example, FORD states that climate change is real, and that the company is committed to reducing greenhouse gas emissions. Yet its membership in the Alliance for Automobile Manufacturers tells a contradictory story. The Alliance has questioned the validity of climate science and has lobbied to weaken federal fuel efficiency standards, which will severely hamper the ability of the U.S. to meet climate goals. The Chamber of Commerce, of which FORD is a member, opposed the Paris Climate Accord. As shareholders, we believe that companies should ensure that their lobbying, including through trade associations, is aligned with their own positions.

In FORD’s 2018 Proxy Statement, the company recommended voting AGAINST a similar lobbying proposal from the Unitarian Universalist Association and asserted that its trade associations further company interests. However, we are concerned about the misalignment between FORD’s stated positions on climate and the actions of its trade associations.

Effectively weakening the CAFE standards by allowing additional credits, as the Alliance advocates, is not in the interest of the company. Doing so would undermine FORD’s global competitiveness, enhance its exposure to fuel price spikes (especially as its fleet shifts to larger vehicles), and create significant regulatory uncertainty. Fourteen states, representing approximately 40 percent of the U.S. market, have adopted California’s standards, and California has announced that if the federal GHG standards are weakened, California’s rule will effectively revert to the existing standards adopted by the Obama Administration. In addition, California and 19 other states, in addition to other stakeholders, have announced that they will challenge the rollback of the standards in court. A rollback would lead to significant regulatory uncertainty, litigation delay, and logistical challenges.

The following summarizes what investors are seeking in terms of lobbying disclosure and highlights steps FORD could take to improve its disclosure on lobbying.

We urge FORD to add to its website, under the Political Contributions and Expenditures Policy section, additional details on lobbying activities and expenditures. The present policy provides a helpful and full description of political contributions provided and oversight provided. However, it does not provide similar reporting on lobbying disclosure and public policy advocacy.

This disclosure can also easily be added as part of a Sustainability Report. Robust lobbying disclosure should include:

1.	A brief introduction for investors on the rationale / philosophy for the company regarding lobbying; e.g. why does the company lobby and how does such lobbying advance company and shareholder interests? How are the priorities for lobbying defined?

2.	A description of the oversight by management and Board of lobbying.

3.	A summary of the company’s top lobbying priorities in the last year or two and the rationale for choosing them. What has the company position been on those key lobbying priorities? (This is important since without background and context, simply disclosing quarterly payments by linking to the Senate website is often confusing and cryptic information).

4.	What trade associations (501(c)(6) organizations) does the company participate in? Disclosure of any trade associations receiving payments of $25,000 or higher, disclosing the total amounts paid and also disclosing the amount of all payments which are non-deductible under Section 162(e)(1) of the Internal Revenue Code (payments used for lobbying or political contributions). This disclosure should make clear that it includes ALL payments made to trade associations (this would include any payments made in addition to regular dues).

5.	How does management communicate with and/or influence a trade association when its position strongly differs from the company on a priority issue (with an example or two if possible)? How does management reviews trade association memberships to assess whether they are advancing the company’s business needs and policy goals?

6.	What social welfare organizations (501(c)(4) organizations) does the company participate in? Social welfare organizations may engage in lobbying, and the portion of company payments that funds lobbying is not tax-deductible. Recommended disclosure should track the same elements of trade associations in Point 4.

7.	A summary of yearly federal lobbying expenditures, including dollar amounts spent, and a link to two years of quarterly reports with specific detailed dollar amounts spent on lobbying.

8.	A summary of yearly state lobbying expenditures, including identification of the dollar amounts spent by state.

9.	A description of any grassroots lobbying activities.

10.	Disclosure of membership in and any payments to tax-exempt organizations that write and endorse model legislation, along with an explanation of how the company’s membership in an organization such as the American Legislative Exchange Council (ALEC) serves company interests.

11.	Links to Previous Disclosure Reports